FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 August 2015

HSBC HOLDINGS PLC

2015 INTERIM RESULTS – HIGHLIGHTS

Financial performance

•	Reported profit before tax (‘PBT’) up 10% in the first half of 2015 (‘1H15’) at $13,628m compared with $12,340m in the same period in 2014 (‘1H14’).

•	Adjusted PBT up 2% in 1H15 at $13,002m compared with $12,722m in 1H14, driven by a strong performance in Asia.

•
Earnings per share were $0.48 and dividends per ordinary share were $0.20 (in respect of the period), compared with $0.50 and $0.20 respectively for the equivalent period in 2014. The second interim dividend was $0.10.

•	Adjusted revenue up 4% at $30,772m driven by revenue growth in client-facing GB&M, principally in Equities and Foreign Exchange. Revenue also increased in Principal RBWM and CMB.

•	Adjusted operating expenses up 7% at $17,642m reflecting investment in growth, and regulatory programmes and compliance costs.

•	Strong capital base with a CRD IV end point CET1 capital ratio of 11.6%, up from 11.1% at 31 December 2014.

Strategy execution

•	Clearly defined actions to capture value from our global network in a changed world:

−	Growth of 6% in Global business synergies, demonstrating the strength of our universal banking model
−	Revenue from transaction banking products grew 8% highlighting the value and potential of our international network
−	Progress on reducing Group RWAs with a $50bn reduction relating mainly to GB&M
−	Entered into an agreement to sell entire business in Brazil
−	Commenced initiatives to reduce costs

Stuart Gulliver, Group Chief Executive, said:

“Our performance in the first half of 2015 demonstrated the underlying strength of our business. Our diversified, universal model enabled the Group to deliver increased profitability in spite of slow global growth. We are executing the actions that we announced at our Investor Update in June and our focus is on making significant progress during the remainder of the year.”

	Half-year to 30 June
	2015	2014	Change
	$m	$m	%
Income statement and performance measures1
Reported profit before tax	13,628	12,340	10.4%
Adjusted profit before tax	13,002	12,722	2.2%
Return on average ordinary shareholders’ equity (annualised)	10.6%	10.7%	(0.1)ppt
Return on average tangible equity (annualised)	12.0%	12.6%	(0.6)ppt
Pre-tax return on average risk-weighted assets (annualised)	2.3%	2.1%	(0.2)ppt
Cost efficiency ratio	58.2%	58.6%	(0.4)ppt
Adjusted jaws	(2.9%)	n/a	n/a

	At 30 June 2015	At 31 December 2014
	%	%
Capital and balance sheet
Common equity tier 1 ratio (transitional)2	11.6	10.9
Common equity tier 1 ratio (end point)2	11.6	11.1
Leverage ratio	4.9	4.8
			Change
	$m	$m	$m

Loans and advances to customers	953,985	974,660	(20,675)
Customer accounts	1,335,800	1,350,642	(14,842)
CRD IV risk-weighted assets	1,193,154	1,219,765	(26,611)

	$bn	$bn	$bn

Leverage exposure measure	2,957	2,953	4

For footnotes, see page 2.

	Half-year to 30 June
	2015	2014
	$m	$m
Reported
Revenue3	32,943	31,167
Loan impairment charges and other credit risk provisions	(1,439)	(1,841)
Operating expenses	(19,187)	(18,266)
Profit before tax	13,628	12,340

Adjusted
Revenue3	30,772	29,456
Loan impairment charges and other credit risk provisions	(1,439)	(1,572)
Operating expenses	(17,642)	(16,436)
Profit before tax	13,002	12,722

Significant items affecting adjusted performance – Gains/(losses)
Revenue
Debit valuation adjustment on derivative contracts	165	(155)
Fair value movements on non-qualifying hedges	(45)	(322)
Releases/(provisions) arising from the ongoing review of compliance with the Consumer Credit Act in the UK	12	(367)
Gain/(loss) on sale of several tranches of real estate secured accounts in the US	17	(15)
Gain on sale of shareholding in Bank of Shanghai	–	428
Gain on sale arising from HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Colombia) S.A.	–	18
Gain on the partial sale of shareholding in Industrial Bank	1,372	–

Operating expenses
Restructuring and other related costs	(117)	(82)
Regulatory provisions in GPB	(147)	–
Settlements and provisions in connection with legal matters	(1,144)	–
UK customer redress programmes	(137)	(234)

1
Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons.

2
From 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios became aligned for HSBC Holdings plc due to the recognition of unrealised gains on investment property and available-for-sale securities.

3	Net operating income before loan impairment charges and other credit risk provision, also referred to as revenue.

This news release is issued by HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

We only advise on our own life assurance, pensions and unit trusts

Group Chairman’s Statement

Statement by Douglas Flint, Group Chairman

We have had an encouraging start to 2015 with the interim results once again demonstrating the resilience and balance inherent within HSBC’s geographically diversified universal banking model. Particularly encouraging was the revenue growth from areas we have been investing in to offset the understandable decline in revenues from our run-off portfolios and divestments.

We are continuing to invest to capture the opportunities which are arising from changing trade and investment flows and from the clear momentum in greater customer adoption of mobile and digital banking. In the continuing low interest rate environment, it is essential we build these incremental revenues and use technology and process improvement to generate further cost savings to offset the growing expenditure needed to embed regulatory changes and provide greater assurance over financial crime risks. These factors provided much of the context to our Investor Update in June, when Stuart Gulliver and his senior management team laid out very clearly the priorities and objectives being set to build sustainable value for you, our shareholders.

Pre-tax profits in the first six months of 2015 on a reported basis of $13.6bn were 10% higher than those delivered in the first half of 2014. On the adjusted basis, which is one of the key metrics used by the Board to assess current management performance, pre-tax profits were 2% better at $13.0bn, with the difference explained by the reconciliations on pages 50 to 55 of the Interim Report 2015. Earnings per share were $0.48, providing more than twice cover for the first two interim dividends per ordinary share in respect of 2015 amounting to $0.20 in aggregate (2014: $0.50 and $0.20, respectively).

The Group’s capital position remains strong, benefiting from a higher than normal scrip dividend take-up in the period and from actions taken to manage down risk-weighted assets. At 30 June 2015, our end point common equity tier 1 ratio stood at 11.6% compared with 11.1% at the beginning of the year and 11.3% a year ago.

In the following pages, Stuart Gulliver, in his ‘Group Chief Executive’s Review’ reflects on the key drivers of first half performance and summarises the actions presented in the Investor Update which underpin the Group’s target to deliver a return on equity in excess of 10% by the end of 2017.

Board oversight of management is now tightly focused on the delivery of the actions set out in this plan and management performance scorecards have been adjusted to reflect this. Initial progress is encouraging with the highlight clearly being the agreement reached for the sale of our Brazilian operations. I want to underscore three points which are crucial to achieving what is a challenging set of objectives.

An ever more connected world needs international banking and within this, a diversified universal banking model promotes revenue synergies and resilience.

What drives HSBC’s rating as one of the two most systemically important banks in the world is the extent to which we do business outside the country from which we are regulated on a consolidated basis; we see this as a strength in a globalised world. As many banks shrink to domestic or regional bases, our international network and product capabilities are demonstrating significant competitive advantages as we pick up cross-border business. This was the key message from our Investor Update and, as Stuart illustrates in his review, the depth and breadth of the network are creating value in terms of revenue growth. In the first half of this year, transaction banking, which captures trade and investment flows, grew revenues by 8%. Further collaboration between our global businesses drove revenue synergies by 6%.

Nothing illustrates the importance of trade corridors better than the focus of China on its ‘One Belt, One Road’ initiative. This, together with the creation of the Asian Infrastructure Investment Bank, led by China but now with 57 founding member states, is planned to create opportunities for infrastructure investment coupled with green technology on a massive global scale. HSBC’s presence along the trade corridor, as well as at both ends, places it in a strong position to partner with participating firms. As investment grows, this will also accelerate the use of the renminbi as a global currency, an area where HSBC is the leading international bank.

The current period also illustrates convincingly the benefits of our international universal banking model and the revenue synergies noted above. A few examples will illustrate the point.

While eurozone anxieties over Greece dampened trade flows and falls in commodity prices led to a lower value of commodity related trade finance, the resultant volatility in foreign exchange led to a greater volume of activity through our dealing rooms. Although equity flows into emerging markets retreated, equity volumes in Hong Kong and mainland China expanded markedly with the Shanghai-Hong Kong stock connect system surpassing all expectations in terms of flows in both directions. As a result, HSBC’s Wealth Management revenues in Hong Kong from equities, mutual funds and asset management increased significantly.
Finally and importantly, the significant progress made in resolution planning, both by international and national regulatory bodies and by firms themselves, means that the contingent risk to home country taxpayers from international business activities has markedly reduced. This should allow international firms like HSBC to grow faster than the economies that host them without undue concerns being raised.

Technology is changing the shape of banking at a rapid pace

There is no doubt that banking is in a period of fundamental change as a consequence of technological developments that, firstly, allow storage and analysis of an almost unlimited amount of data and, secondly, allow customers to directly access third party providers when transacting or investing.

The opportunities are exciting; the risks are not insignificant.

The benefits to customers and society are potentially substantial. Better use of data will allow more accurate knowledge about the customer to be built, leading to improved customer segmentation and therefore less risk of mis-selling in the future. The same data, together with transaction monitoring, will enhance our ability to identify bad actors within the system, so reducing financial crime. A lower cost of delivery will flow through to lower intermediation costs for customers and allow banking services to reach communities currently under-served.

The nature, scale and pace of change do, however, pose a number of public policy questions still under review as well as highlighting new risks to financial stability that need to be addressed. The sheer scale of data to be collected and stored demands clarity over responsibility for data security and transparency over who has access to that data and for what purpose. Customers need to understand the value of their data so that they can assess the bargain that is being offered by non-traditional providers in return for their financial footprint. Customers also need to know in a disaggregated service model to whom they should complain if a transaction goes awry. Finally, ever larger digital databases of financial credentials and transaction data will need best-in-class protection from cyber crime. This will require even greater co-operation between the industry and public sector law enforcement and intelligence services than exists today.

Restoring trust is essential

One of the most encouraging observations in the first half of 2015 was the growing emphasis in public policy and regulatory consultations and proposals on looking forwards not back. Much of the focus was on setting clarity over the behaviours expected of individuals within our industry and of those charged with supervising or providing governance over their activities.

We welcomed the ‘Fair and Effective Markets Review’ conducted jointly by the Bank of England, HM Treasury and the Financial Conduct Authority to reinforce confidence in wholesale markets in light of the serious misconduct evidenced in recent years. The consequential creation of an FICC Markets Standards Board to sit alongside the Banking Standards Board which came into being in April is a further contribution to creating a framework capable of reassuring market participants of the integrity of financial markets.

The focus of both these bodies, together with the Senior Managers Regime which comes into force next year, is to stress personal accountability for conduct within markets and in relation to consumers of financial products. Recent instances of misconduct have highlighted the inadequacy of legal and regulatory frameworks to attach appropriate sanctions in a timely way to responsible individuals, leaving shareholders to bear the burden of penalties imposed on the employing institutions, in many cases long after the events in question occurred and where the evidence is either insufficient or too dated to pursue the individuals concerned. This is not a sustainable or a desirable model.

We absolutely concur, therefore, with this emphasis on personal responsibility and accountability. It is essential that regulatory governance in this area is seen to be transparent, fair and proportionate. However, the potential benefits are significant and we believe that if the clarity intended from the greater focus being given through these initiatives to expected behaviours is achieved, then this, together with the discipline derived from the greater incidence of deferred remuneration, will greatly enhance the prospects for the restoration of trust.

That restoration of trust will of course only be earned over time by the actions of firms being increasingly recognised by market participants and consumers as appropriate to the circumstances, balancing the interests of the firm with those of the customer.

Again actions speak louder than words. By way of example, in the first half of 2015, measures taken to assist customers in the UK to manage their financial affairs better delivered improved outcomes for customers and reduced a source of recurring frustration. These actions formed part of a comprehensive review of value exchange within RBWM conducted over the past year. As a consequence overdraft fees in the UK fell by some $88m, reflecting lower pricing and fewer instances of unauthorised overdrawn accounts, which was prompted by a new policy of text messaging when customers approached their agreed limits.

Three other areas are worthy of comment.

Progress on Global Standards and regulatory change

We are now firmly in the second phase of the Global Standards initiative, moving from design to implementation and assurance. Virtually all of the recommendations in the Monitor’s initial report have now been actioned with those remaining not due until later this year. Further recommendations for improvement, as they arise from the Monitor’s update reviews, regular regulatory examinations and the work of our own internal audit function, will continue to be incorporated as they arise. Similarly, in the area of regulatory change the focus is now firmly on embedding the changes now finalised.

The global functions and our operations and technology teams continued to add resources to meet the demands of the Global Standards programme and of continuing regulatory change. In the first half of 2015, the Group’s headcount increased by some 2,200. Reflecting the prioritisation being given to the above programmes, more than this number were in fact recruited into Compliance, principally in Financial Crime Compliance and to address the regulatory change programmes. As systems are upgraded we should realise planned productivity improvements to release resources currently allocated to manual processes and parallel working.

The above comments illustrate how the cost dynamics of our business model are clearly changing, and we are challenging afresh the sustainability of some of our smaller operations in light of the cost burdens they are now facing. This analysis, as was highlighted in the Investor Update, will inform some further streamlining of our geographical footprint over the next few years.

UK ring-fencing

During the period, the business design of the ring-fenced bank was settled and Birmingham was chosen as its headquarters location. A new HQ building is being constructed which will be available in 2018. Both the ring-fenced bank and the remaining activities outside the ring fence will be served by a new service company which will host shared infrastructure and employees. 22,000 UK employees of our UK bank will migrate to this new employer by the end of this year.

Review of headquarters location

Following the announcement at the Annual General Meeting that we would embark upon a review of the optimal location for our global headquarters, detailed work has commenced in line with the criteria laid out in the June Investor Update. It remains the Board’s intention to conclude the review by the end of this year.

Board changes

Since the AGM we have announced two new members of the Board. Irene Lee brings to the Board considerable banking experience and knowledge of Asia and joined the Board on 1 July, having served as a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited and of Hang Seng Bank Limited since 2013 and 2014, respectively.

Irene is currently Executive Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, China Light & Power Holdings Limited and Noble Group Limited. She has over 30 years of finance industry experience, having held senior positions in investment banking and fund management in the UK, USA and Australia with the Commonwealth Bank of Australia, SealCorp Holdings Limited and Citibank.

Pauline van der Meer Mohr brings to the Board considerable legal and human resources experience and will join the Board on 1 September. Pauline is currently president of the Executive Board of Erasmus University Rotterdam, a role which she has held since 2010. Pauline began her career in the legal profession and held several legal and management positions with the Royal Dutch Shell Group from 1989 to 2004, rising to become HR Director, Information Technology. In 2004, she was appointed group human resources director at TNT NV before moving to become senior executive vice president and head of group human resources at ABN AMRO Bank NV in 2006. Pauline also served as a member of the Dutch Banking Code Monitoring Commission, which was aimed at restoring trust in the Dutch banking sector.

Looking forward

The environment for banking remains challenging. As Stuart points out in his review, economic conditions remain uncertain in many parts of the world, in particular in the eurozone and in China. On top of this, geopolitical risks are heightened. Regulatory workloads have never been higher as we embed structural change, build systems to respond to demands for greater transparency, and augment stress testing models and reinforce business continuity design as part of recovery and resolution planning. Technology is empowering disruptive business models and facilitating new entrants whilst also offering good opportunities to improve efficiency and build better customer propositions. Responsibilities to protect the financial system from bad actors and from cyber threats are expanding at the same time as concerns are raised over risks of consequential financial exclusion.

Yet there are also observable mega-trends supportive of financial system growth. Growing urbanisation across Asia, infrastructure development in both emerging and developed markets, investment in new technology to address environmental efficiency and the development of capital market solutions to add fresh financing capabilities and contribute to the financial needs of an ageing population all have positive implications for the role and profitability of the financial system. Additionally, central banks remain determined to maintain a policy environment that facilitates the resumption of sustainable economic growth.

As set out by Stuart in the June Investor Update, our positioning across the major trade and investment corridors of the world is a privileged position from which to plan our future. We have the financial strength and the right people at all levels of the firm to make the most of the opportunities open to us. We look forward to reporting on progress.

HSBC HOLDINGS PLC

Group Chief Executive’s Review

Review by Stuart Gulliver, Group Chief Executive

Our performance in the first half of 2015 demonstrated the underlying strength of our business. Our diversified, universal model enabled the Group to deliver increased profitability in spite of slow global growth. In particular, a strong revenue performance across our Asia businesses helped drive increased profits and Global Banking and Markets had a good six months.

In June we announced a series of strategic actions to capture the value of our international network in a much changed world. These actions are designed to maximise revenue, significantly reduce our operating expenses and meet our obligations regarding the structure of the Group.

We are executing these plans and have significant momentum moving into the second half of the year.

First half of 2015

Reported profit before tax was $13.6bn, 10% higher than for the equivalent period in 2014.

Adjusted pre-tax profit, which excludes the period-on-period effects of currency translation differences and significant items, was $13.0bn, 2% higher than in the first half of 2014. This reflected growth in revenue and lower loan impairment charges, partially offset by increased costs.

Global Banking and Markets maintained its good start to the year, especially in our client-facing Markets businesses. Equities and Foreign Exchange were the main drivers of revenue growth.

Commercial Banking revenue continued to grow, particularly in Hong Kong and the UK.

Principal Retail Banking & Wealth Management generated increased revenue following a strong performance in our Wealth Management business in Asia.

There was a 6% increase in revenue arising from cross-selling between our global businesses, demonstrating the strength of our universal banking model.

Loan impairment charges continued to fall, driven particularly by reductions in North America and Latin America.

Operating expenses increased, although they were broadly flat relative to the second half of 2014, excluding the effect of the UK bank levy.

The common equity tier 1 ratio on a CRD IV end point basis was 11.6%.

Annualised return on equity was 10.6%, exceeding our target of 10%.

Maximising value from our international network

We continue to invest in the strategic product areas that benefit most from our international network. The positive impact of this investment was again apparent in the first half of the year.

Foreign Exchange revenue grew by 21% compared with the first half of 2014 and Payments and Cash Management revenue increased by 4%.

Global Trade & Receivables Finance continued to grow, and HSBC was named ‘Best Trade Bank in the World’, ‘Best Trade Bank in Asia Pacific’ and ‘Best Trade Bank in the Middle East’ in the Trade and Forfaiting Review Excellence Awards 2015.

We maintained our leadership position in international renminbi services, growing revenue by 9% compared with the first half of 2014. HSBC also received the Asiamoney ‘Best Overall Offshore RMB Products and Services’ award for the fourth year in a row.

In FinanceAsia’s International Banking Awards 2015, HSBC was the winner of the ‘Best Foreign Bank’ awards for China, Indonesia, Malaysia, Vietnam, Korea, Sri Lanka and Bangladesh. HSBC was also named Best Bank in Hong Kong for the 12th consecutive year.

Investor Update

Our Annual Report and Accounts 2014 outlined some of the considerable changes to our operating environment that have occurred since 2011. In response to these changes the Board set a new Group target of a return on equity of more than 10% by the end of 2017.

At our Investor Update in June, we set out the actions that will enable us to meet this goal.

We intend to:

•
reduce risk-weighted assets across the Group by at least 25%, re-deploy some of these risk-weighted assets towards higher performing businesses and return Global Banking and Markets to Group target profitability;

•	sell underperforming operations in Turkey and Brazil, and keep our network under review using our six-filter process;

•	exploit the strategic opportunity in the region covered by the North American Free Trade Agreement to rebuild profitability in Mexico and deliver satisfactory returns in the US;

•	set up a UK ring-fenced bank by 2018;

•	realise $4.5-5.0bn in cost savings and return operating expenses to 2014 levels by the end of 2017;

•	deliver revenue growth greater than GDP growth from our international network;

•	capture growth opportunities in Asia, including in China’s Pearl River Delta and the Association of Southeast Asian Nations, and in our Asset Management and Insurance businesses;

•	generate $2.0-2.5bn revenue from our global leadership position in business arising from the internationalisation of the Chinese currency, the renminbi; and

•	complete the implementation of Global Standards, our globally consistent and rigorous financial crime controls.

Delivering these actions will create value for our customers and shareholders, and enable us to meet global standards while driving business success. It will also help us to continue to adapt to the structural changes that are asked of us by regulators and legislators.

Meeting our targets

We will update shareholders on progress in executing these actions every quarter, beginning with our third quarter results in November. Delivery is our number one priority.

Work is proceeding on all of our actions, in particular those aimed at reducing risk-weighted assets (‘RWAs’), cutting costs and turning around or disposing of underperforming parts of the business.

Reducing RWAs will be a gradual process, but we have made a good start in the first half of the year. We reduced RWAs by $50bn, largely through asset sales in the Global Banking and Markets legacy book, the sale of part of our shareholding in Industrial Bank, and more detailed mapping within RWA calculations and improved recognition of collateral. We have redeployed $30bn RWAs into higher returning areas. I am confident that we will continue to make significant progress on this in the remainder of 2015.

Over the next two years we will continue to build our capital base and redeploy some of the RWAs that we take out of the business in line with the priorities we outlined in June.

Although we are aiming to ‘pivot’ our business towards profitable growth opportunities in Asia, Asia is not the exclusive focus of reinvestment. In order to maintain broad-based growth and a diversified risk profile, we expect around half of incremental RWAs to be redeployed to Asia, with the rest spread across Europe, the Middle East and North Africa, North America and Mexico. If we cannot find strategic opportunities to deploy capital with a return on equity above 10% we will return the capital to shareholders, subject to regulatory approval.

We have commenced our work to reduce costs and expect to be able to demonstrate tangible progress in the coming quarters. Fulfilling these actions will also entail a number of one-off transformation costs, some of which will be incurred during the second half of 2015. We expect the largest portion of these costs to fall in 2016.

On 31 July we agreed to sell our Brazil business to Banco Bradesco S.A. for $5.2bn. As we said at our Investor Update, we plan to maintain a modest corporate banking presence in Brazil to serve our international clients in the country. This transaction delivers excellent value for shareholders and represents significant delivery against the actions we announced in June.

Summary and outlook

We are hopeful for a modest improvement in the world economy in the second half of the year. More accommodating monetary conditions should help the mainland Chinese economy to stabilise after first half challenges. US economic growth is also likely to accelerate. Thanks to lower oil prices, real incomes are rising across much of the eurozone and in the UK. Key uncertainties include the pace of recovery in capital spending, the timing of any US monetary tightening and ongoing challenges in the eurozone.

Our performance in July was satisfactory. Our focus is on making significant progress in executing our strategic actions during the remainder of the year.

HSBC HOLDINGS PLC

	Half-year to
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m
For the period
Profit before tax	13,628	12,340	6,340
Profit attributable to shareholders of the parent company	9,618	9,746	3,942
Dividends declared on ordinary shares	5,796	5,488	3,832

At the period end
Total shareholders’ equity	192,427	190,281	190,447
Total regulatory capital	195,110	192,834	190,730
Customer accounts	1,335,800	1,415,705	1,350,642
Total assets	2,571,713	2,753,593	2,634,139
Risk-weighted assets	1,193,154	1,248,572	1,219,765

	$	$	$
Per ordinary share
Basic earnings	0.48	0.50	0.19
Dividends1	0.30	0.29	0.20
Net asset value	9.11	9.64	9.24

Share information
$0.50 ordinary shares in issue	19,516m	19,071m	19,218m
Market capitalisation	$175bn	$193bn	$182bn
Closing market price per share	£5.70	£5.93	£6.09

	Over 1 year	Over 3 years	Over 5 years

Total shareholder return to 30 June 2015	101.89	119.16	119.35
Benchmark: Morgan Stanley Capital International Index Banks	99.45	152.46	158.85

1
The dividends per ordinary share of $0.30 shown in the accounts comprise dividends declared during the first half of 2015. This represents the fourth interim dividend for 2014 and the first interim dividend for 2015.

Geographical distribution of results

Profit/(loss) before tax

	Half-year to
	30 June 2015		30 June 2014		31 December 2014
	$m	%	$m	%	$m	%

Europe	2,205	16.2	2,258	18.3	(1,662)	(26.2)
Asia	9,400	69.0	7,894	64.0	6,731	106.2
Middle East and North Africa	901	6.6	989	8.0	837	13.2
North America	690	5.1	825	6.7	592	9.3
Latin America	432	3.1	374	3.0	(158)	(2.5)

Profit before tax	13,628	100.0	12,340	100.0	6,340	100.0

Tax expense	(2,907)		(2,022)		(1,953)

Profit for the period	10,721		10,318		4,387
Profit attributable to shareholders of the parent company	9,618		9,746		3,942
Profit attributable to non-controlling interests	1,103		572		445

Distribution of results by global business

Profit/(loss) before tax

	Half-year to
	30 June 2015		30 June 2014		31 December 2014
	$m	%	$m	%	$m	%

Retail Banking and Wealth Management1	3,362	24.7	3,002	24.4	2,579	40.7
Commercial Banking1	4,523	33.2	4,814	39.0	4,000	63.1
Global Banking and Markets	4,754	34.9	5,033	40.8	856	13.5
Global Private Banking	180	1.3	364	2.9	262	4.1
Other	809	5.9	(873)	(7.1)	(1,357)	(21.4)

Profit before tax	13,628	100.0	12,340	100.0	6,340	100.0

1
In Q2 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses. Comparative data have been re-presented accordingly.

HSBC HOLDINGS PLC

Consolidated Income Statement

Consolidated income statement

for the half-year to 30 June 2015

	Half-year to
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m

Interest income	24,019	25,435	25,520
Interest expense	(7,575)	(8,030)	(8,220)

Net interest income	16,444	17,405	17,300

Fee income	9,372	10,031	9,514
Fee expense	(1,647)	(1,854)	(1,734)

Net fee income	7,725	8,177	7,780

Trading income excluding net interest income	3,520	2,362	2,491
Net interest income on trading activities	1,053	913	994

Net trading income	4,573	3,275	3,485

Changes in fair value of long-term debt issued and related derivatives	1,324	438	70
Net income from other financial instruments designated at fair value	1,342	1,222	743

Net income from financial instruments designated at fair value	2,666	1,660	813

Gains less losses from financial investments	1,874	946	389
Dividend income	68	88	223
Net insurance premium income	5,607	6,137	5,784
Other operating income	836	538	593

Total operating income	39,793	38,226	36,367

Net insurance claims and benefits paid and movement in liabilities to policyholders	(6,850)	(7,059)	(6,286)

Net operating income before loan impairment charges and other credit risk provisions	32,943	31,167	30,081
Loan impairment charges and other credit risk provisions	(1,439)	(1,841)	(2,010)

Net operating income	31,504	29,326	28,071

Employee compensation and benefits	(10,041)	(9,978)	(10,388)
General and administrative expenses	(8,129)	(7,127)	(11,438)
Depreciation and impairment of property, plant and equipment	(604)	(712)	(670)
Amortisation and impairment of intangible assets	(413)	(449)	(487)

Total operating expenses	(19,187)	(18,266)	(22,983)

Operating profit	12,317	11,060	5,088

Share of profit in associates and joint ventures	1,311	1,280	1,252

Profit before tax	13,628	12,340	6,340

Tax expense	(2,907)	(2,022)	(1,953)

Profit for the period	10,721	10,318	4,387

Profit attributable to shareholders of the parent company	9,618	9,746	3,942
Profit attributable to non-controlling interests	1,103	572	445

	$	$	$

Basic earnings per ordinary share	0.48	0.50	0.19
Diluted earnings per ordinary share	0.48	0.50	0.19

HSBC HOLDINGS PLC

Consolidated Statement of Comprehensive Income

Consolidated statement of comprehensive income

for the half-year to 30 June 2015

	Half-year to
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m

Profit for the period	10,721	10,318	4,387

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	(2,445)	958	2,014
– fair value gains/(losses)	(355)	2,183	2,611
– fair value gains reclassified to the income statement	(2,317)	(643)	(1,029)
– amounts reclassified to the income statement in respect of impairment losses	2	15	359
– income taxes	225	(597)	73

Cash flow hedges	(150)	(17)	205
– fair value gains/(losses)	341	(44)	1,556
– fair value (gains)/losses reclassified to the income statement	(538)	50	(1,294)
– income taxes	47	(23)	(57)

Share of other comprehensive income/(expense) of associates and joint ventures	2	(16)	96
– share for the period	2	(18)	96
– reclassified to income statement on disposal	–	2	–

Exchange differences	(3,267)	670	(9,573)
– foreign exchange gains reclassified to the income statement on disposal of a foreign operation	–	(21)	–
– other exchange differences	(3,395)	691	(9,608)
– income tax attributable to exchange differences	128	–	35

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	(1,680)	316	1,669
– before income taxes	(2,085)	421	1,998
– income taxes	405	(105)	(329)

Other comprehensive income/(expense) for the period, net of tax	(7,540)	1,911	(5,589)

Total comprehensive income/(expense) for the period	3,181	12,229	(1,202)

Attributable to:
– shareholders of the parent company	2,856	11,706	(2,461)
– non-controlling interests	325	523	1,259

Total comprehensive income/(expense) for the period	3,181	12,229	(1,202)

HSBC HOLDINGS PLC

Consolidated Balance Sheet

Consolidated balance sheet

at 30 June 2015

	At	At	At
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m
Assets
Cash and balances at central banks	144,324	132,137	129,957
Items in the course of collection from other banks	10,190	8,144	4,927
Hong Kong Government certificates of indebtedness	28,104	26,640	27,674
Trading assets	283,138	347,106	304,193
Financial assets designated at fair value	25,168	31,823	29,037
Derivatives	296,942	269,839	345,008
Loans and advances to banks	109,405	127,387	112,149
Loans and advances to customers	953,985	1,047,241	974,660
Reverse repurchase agreements – non-trading	149,384	198,301	161,713
Financial investments	404,682	423,710	415,467
Assets held for sale	60,929	10,248	7,647
Prepayments, accrued income and other assets	55,489	75,520	67,529
Current tax assets	566	1,068	1,309
Interests in associates and joint ventures	18,705	17,497	18,181
Goodwill and intangible assets	24,913	29,740	27,577
Deferred tax assets	5,789	7,192	7,111

Total assets	2,571,713	2,753,593	2,634,139

Liabilities and Equity
Liabilities
Hong Kong currency notes in circulation	28,104	26,640	27,674
Deposits by banks	71,140	92,764	77,426
Customer accounts	1,335,800	1,415,705	1,350,642
Repurchase agreements – non-trading	81,506	165,506	107,432
Items in the course of transmission to other banks	12,711	9,936	5,990
Trading liabilities	181,435	228,135	190,572
Financial liabilities designated at fair value	69,485	82,968	76,153
Derivatives	289,984	263,494	340,669
Debt securities in issue	102,656	96,397	95,947
Liabilities of disposal groups held for sale	53,226	12,361	6,934
Accruals, deferred income and other liabilities	42,224	50,882	46,462
Current tax liabilities	1,322	1,434	1,213
Liabilities under insurance contracts	69,494	75,223	73,861
Provisions	5,125	4,283	4,998
Deferred tax liabilities	1,338	1,091	1,524
Subordinated liabilities	24,781	28,052	26,664

Total liabilities	2,370,331	2,554,871	2,434,161

Equity
Called up share capital	9,758	9,535	9,609
Share premium account	12,290	11,582	11,918
Other equity instruments	13,991	5,851	11,532
Other reserves	15,180	28,355	20,244
Retained earnings	141,208	134,958	137,144

Total shareholders’ equity	192,427	190,281	190,447
Non-controlling interests	8,955	8,441	9,531

Total equity	201,382	198,722	199,978

Total liabilities and equity	2,571,713	2,753,593	2,634,139

HSBC HOLDINGS PLC

Consolidated Statement of Cash Flows

Consolidated statement of cash flows

for the half-year to 30 June 2015

	Half-year to
	30 June2015	30 June2014	31 December2014
	$m	$m	$m

Cash flows from operating activities
Profit before tax	13,628	12,340	6,340

Adjustments for:
– net gain from investing activities	(1,926)	(979)	(949)
– share of profit in associates and joint ventures	(1,311)	(1,280)	(1,252)
– (gain)/loss on disposal of associates, joint ventures, subsidiaries and businesses	–	(18)	27
– other non-cash items included in profit before tax	4,522	4,284	6,978
– change in operating assets	12,077	(86,266)	112,143
– change in operating liabilities	(15,544)	59,108	(152,922)
– elimination of exchange differences	3,951	(5,486)	30,057
– dividends received from associates	770	127	630
– contributions paid to defined benefit plans	(226)	(315)	(366)
– tax paid	(1,351)	(1,358)	(2,215)

Net cash generated from/(used in) operating activities	14,590	(19,843)	(1,529)

Cash flows from investing activities
Purchase of financial investments	(211,669)	(187,934)	(196,265)
Proceeds from the sale and maturity of financial investments	208,637	194,335	188,502
Purchase of property, plant and equipment	(620)	(523)	(954)
Proceeds from the sale of property, plant and equipment	56	55	33
Net cash inflow/(outflow) from disposal of customer and loan portfolios	321	950	(1,985)
Net purchase of intangible assets	(400)	(385)	(518)
Net cash inflow/(outflow) from disposal of subsidiaries, businesses, associates and joint ventures	7	(140)	(102)
Net cash outflow from acquisition of or increase in stake of associates	(1)	(30)	–
		–
Net cash generated from/(used in) investing activities	(3,669)	6,328	(11,289)

Cash flows from financing activities
Issue of ordinary share capital	9	14	253
Net sales/(purchases) of own shares for market-making and investment purposes	139	(25)	(71)
Issue of other equity instruments	2,459	–	5,681
Redemption of preference shares and other equity instruments	(462)	234	(468)
Subordinated loan capital issued	1,680	3,500	–
Subordinated loan capital repaid	(778)	(3,042)	(121)
Dividends paid to ordinary shareholders of the parent company	(1,834)	(1,755)	(4,856)
Dividends paid to non-controlling interests	(386)	(350)	(289)
Dividends paid to holders of other equity instruments	(428)	(287)	(286)
		–
Net cash generated from/(used in) financing activities	399	(1,711)	(157)

Net increase/(decrease) in cash and cash equivalents	11,320	(15,226)	(12,975)

Cash and cash equivalents at the beginning of the period	301,301	346,281	334,498
Exchange differences in respect of cash and cash equivalents	(3,829)	3,443	(20,222)

Cash and cash equivalents at the end of the period	308,792	334,498	301,301

HSBC HOLDINGS PLC

HSBC HOLDINGS PLC

Consolidated Statement of Changes in Equity

Consolidated statement of changes in equity

for the half-year to 30 June 2015

	Half-year to 30 June 2015
					Other reserves
	Called up share capital	Share premium	Other equity instru- ments1	Retained earnings	Available- for-sale fair value reserve2	Cash flow hedging reserve2	Foreign exchange reserve2	Merger reserve	Total share-holders equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 January 2015	9,609	11,918	11,532	137,144	2,143	58	(9,265)	27,308	190,447	9,531	199,978
Profit for the period	–	–	–	9,618	–	–	–	–	9,618	1,103	10,721
								–
Other comprehensive income (net of tax)	–	–	–	(1,693)	(1,735)	(151)	(3,183)	–	(6,762)	(778)	(7,540)
– available-for-sale investments	–	–	–	–	(1,735)	–	–	–	(1,735)	(710)	(2,445)
– cash flow hedges	–	–	–	–	–	(151)	–	–	(151)	1	(150)
– remeasurement of defined benefit asset/liability	–	–	–	(1,695)	–	–	–	–	(1,695)	15	(1,680)
– share of other comprehensive income of associates and joint ventures	–	–	–	2	–	–	–	–	2	–	2
– exchange differences	–	–	–	–	–	–	(3,183)	–	(3,183)	(84)	(3,267)

Total comprehensive income for the period	–	–	–	7,925	(1,735)	(151)	(3,183)	–	2,856	325	3,181
								–
Shares issued under employee remuneration and share plans	31	490	–	(512)	–	–	–	–	9	–	9
Shares issued in lieu of dividends and amounts arising thereon	118	(118)	–	2,242	–	–	–	–	2,242	–	2,242
Dividends to shareholders	–	–	–	(6,224)	–	–	–	–	(6,224)	(432)	(6,656)
Capital securities issued	–	–	2,459	–	–	–	–	–	2,459	–	2,459
Cost of share-based payment arrangements	–	–	–	444	–	–	–	–	444	–	444
Other movements	–	–	–	189	5	–	–	–	194	(469)	(275)

At 30 June 2015	9,758	12,290	13,991	141,208	413	(93)	(12,448)	27,308	192,427	8,955	201,382

1
During March 2015, HSBC Holdings issued $2,450m of Perpetual Subordinated Contingent Convertible Capital Securities, after issuance costs of $8m and tax benefits of $17m, which are classified as equity under IFRSs.

2
At 30 June 2015, our operations in Brazil were classified as held for sale (see Note 12 of the interim consolidated financial statements). The cumulative amount of other reserves attributable to these operations were as follows: available-for-sale fair value reserve debit of $65m, cash flow hedging reserve debit of $29m and foreign exchange reserve debit of $1,724m.

HSBC HOLDINGS PLC

Consolidated Statement of Changes in Equity (continued)

Consolidated statement of changes in equity (continued)

for the half-year to 30 June 2015 (continued)

	Half-year to 30 June 2014
					Other reserves
	Called up share capital	Share premium	Other equity instru-ments	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 January 2014	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459
Profit for the period	–	–	–	9,746	–	–	–	–	9,746	572	10,318

Other comprehensive income (net of tax)	–	–	–	300	956	(16)	720	–	1,960	(49)	1,911
– available-for-sale investments	–	–	–	–	956	–	–	–	956	2	958
– cash flow hedges	–	–	–	–	–	(16)	–	–	(16)	(1)	(17)
– remeasurement of defined benefit asset/liability	–	–	–	316	–	–	–	–	316	–	316
– share of other comprehensive income of associates and joint ventures	–	–	–	(16)	–	–	–	–	(16)	–	(16)
– exchange differences	–	–	–	–	–	–	720	–	720	(50)	670

Total comprehensive income for the period	–	–	–	10,046	956	(16)	720	–	11,706	523	12,229
					–	–	–	–
Shares issued under employee remuneration and share plans	28	539	–	(553)	–	–	–	–	14	–	14
Shares issued in lieu of dividends and amounts arising thereon	92	(92)	–	2,111	–	–	–	–	2,111	–	2,111
Dividends to shareholders	–	–	–	(5,774)	–	–	–	–	(5,774)	(432)	(6,206)
Cost of share-based payment arrangements	–	–	–	333	–	–	–	–	333	–	333
Other movements	–	–	–	67	(39)	(8)	–	–	20	(238)	(218)

At 30 June 2014	9,535	11,582	5,851	134,958	1,014	(145)	178	27,308	190,281	8,441	198,722

HSBC HOLDINGS PLC

Consolidated Statement of Changes in Equity (continued)

Consolidated statement of changes in equity (continued)

for the half-year to 30 June 2015 (continued)

	Half-year to 31 December 2014
					Other reserves
	Called up share capital	Share premium	Other equity instru- ments	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 July 2014	9,535	11,582	5,851	134,958	1,014	(145)	178	27,308	190,281	8,441	198,722
Profit for the period	–	–	–	3,942	–	–	–	–	3,942	445	4,387

Other comprehensive income (net of tax)	–	–	–	1,766	1,069	205	(9,443)	–	(6,403)	814	(5,589)
– available-for-sale investments	–	–	–	–	1,069	–	–	–	1,069	945	2,014
– cash flow hedges	–	–	–	–	–	205	–	–	205	–	205
– remeasurement of defined benefit asset/liability	–	–	–	1,670	–	–	–	–	1,670	(1)	1,669
– share of other comprehensive income of associates and joint ventures	–	–	–	96	–	–	–	–	96	–	96
– exchange differences	–	–	–	–	–	–	(9,443)	–	(9,443)	(130)	(9,573)

Total comprehensive income for period	–	–	–	5,708	1,069	205	(9,443)	–	(2,461)	1,259	(1,202)

Shares issued under employee remuneration and share plans	32	378	–	(157)	–	–	–	–	253	–	253
Shares issued in lieu of dividends and amounts arising thereon	42	(42)	–	598	–	–	–	–	598	–	598
Dividends to shareholders	–	–	–	(4,119)	–	–	–	–	(4,119)	(280)	(4,399)
Capital securities issued	–	–	5,681	–	–	–	–	–	5,681	–	5,681
Cost of share-based payment arrangements	–	–	–	399	–	–	–	–	399	–	399
Other movements	–	–	–	(243)	60	(2)	–	–	(185)	111	(74)

At 31 December 2014	9,609	11,918	11,532	137,144	2,143	58	(9,265)	27,308	190,447	9,531	199,978

Additional Information

1	Basis of preparation and significant accounting policies

The basis of preparation and summary of significant accounting policies applicable to the interim consolidated financial statements of HSBC can be found in Note 1 on the Financial Statements in the Interim Report 2015.

Compliance with International Financial Reporting Standards

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. The interim consolidated financial statements should be read in conjunction with the Annual Report and Accounts 2014.

At 30 June 2015, there were no unendorsed standards effective for the half-year to 30 June 2015 affecting the interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2015

There were no new standards adopted during the half-year to 30 June 2015. During the period, HSBC applied a number of interpretations and amendments to standards which had an insignificant effect on the interim consolidated financial statements.

Accounting policies

The accounting policies applied by HSBC for the interim consolidated financial statements are consistent with those described on pages 345 to 457 of the Annual Report and Accounts 2014, as are the methods of computation.

Differences between IFRSs and Hong Kong Financial Reporting Standards

There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC and consequently there would be no significant differences had the interim consolidated financial statements been prepared in accordance with Hong Kong Financial Reporting Standards.

2	Tax

	Half-year to
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m
Current tax
UK corporation tax charge	343	165	(96)
Overseas tax1	2,071	1,803	2,078

	2,414	1,968	1,982
Deferred tax	493	54	(29)

Tax expense	2,907	2,022	1,953

Effective tax rate	21.3%	16.4%	30.8%

1
Overseas tax included Hong Kong profits tax of $714m (first half of 2014: $589m; second half of 2014: $546m). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5% (2014: 16.5%) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operated.

Deferred taxation

Net deferred tax assets amounted to $4.5bn at 30 June 2015 (30 June 2014: $6.1bn; 31 December 2014: $5.6bn), mainly relating to timing differences in the US. Net deferred tax assets have fallen since 31 December 2014 mainly because the net assets of Brazilian operations were transferred to ‘Held for Sale’ (see Note 12 of the Interim Report 2015).

HSBC HOLDINGS PLC

Additional Information (continued)

3	Dividends

On 3 August 2015, the Directors declared a second interim dividend in respect of the financial year ending 31 December 2015 of $0.10 per ordinary share, a distribution of approximately $1,954m which will be payable on 2 October 2015. No liability is recognised in the financial statements in respect of this dividend.

Dividends to shareholders of the parent company

	Half-year to
	30 June 2015			30 June 2014			31 December 2014
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	$	$m	$m	$	$m	$m	$	$m	$m

Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.20	3,845	2,011	0.19	3,582	1,827	–	–	–
In respect of current year:
– first interim dividend	0.10	1,951	231	0.10	1,906	284	–	–	–
– second interim dividend	–	–	–	–	–	–	0.10	1,914	372
– third interim dividend	–	–	–	–	–	–	0.10	1,918	226

Total	0.30	5,796	2,242	0.29	5,488	2,111	0.20	3,832	598
Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45

Total coupons on capital securities classified as equity

		Half-year to
		30 June 2015		30 June 2014		31 December 2014
	First	Per security	Total	Per security	Total	Per security	Total
	call date	$	$m	$	$m	$	$m

Perpetual subordinated capital securities1
– $2,200m issued at 8.125%	Apr 2013	1.016	89	1.016	89	1.016	90
– $3,800m issued at 8.000%	Dec 2015	1.000	152	1.000	152	1.000	152

Perpetual subordinated contingent convertible securities2
– $2,250m issued at 6.375%	Sep 2024	31.875	72	–	–	–	–
– $1,500m issued at 5.625%	Jan 2020	28.125	28	–	–	–	–
– €1,500m issued at 5.250%	Sep 2022	29.396	42	–	–	–	–

Total			383		241		242

1	Discretionary coupons are paid quarterly on the perpetual subordinated capital securities.
2	Discretionary coupons are paid semi-annually on the perpetual subordinated contingent convertible securities.

On 15 July 2015, HSBC paid a further coupon on the $2,200m subordinated capital securities of $0.508 per security, representing a total distribution of $45m. On 17 July 2015, HSBC paid a further coupon on the $1,500m subordinated contingent convertible securities, representing a total distribution of $42m. No liability is recognised in the financial statements in respect of these coupon payments.

In March 2015, HSBC issued $2,450m of contingent convertible securities issued at 6.375% which are classified as equity under IFRSs. Discretionary coupons are paid semi-annually on these contingent convertible securities and none were declared in the first half of 2015.

Second interim dividend for 2015 on ordinary shares

On 3 August 2015, the Directors declared a second interim dividend for 2015 of $0.10 per ordinary share. The second interim dividend will be payable on 2 October 2015 to holders of record on 14 August 2015 on the Principal Register in the United Kingdom, Hong Kong and Bermuda Overseas Branch registers. The dividend will be payable in cash, US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 21 September 2015. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 26 August 2015 and elections must be received by 17 September 2015.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 2 October 2015 to the holders of record on 14 August 2015. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France on 21 September 2015, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 5 August 2015, 20 August 2015 and 21 September 2015.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 2 October 2015 to holders of record on 14 August 2015. The dividend of $0.50 per ADS will be payable by the depositary in cash, in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 11 September 2015. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 13 August 2015. The ADSs will be quoted ex-dividend in New York on 12 August 2015.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 14 August 2015 in order to receive the dividend.

Ordinary shares may not be removed to or from the Principal Register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register on 14 August 2015. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 13 August 2015.

Transfers of ADSs must be lodged with the depositary by 12 noon on 14 August 2015 in order to receive the dividend.

Dividend on 6.20% non-cumulative US Dollar Preference Shares, Series A (‘Series A Dollar Preference Shares’)

In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of $1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 16 March, 15 June, 15 September and 15 December 2015 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of $0.3875 per Series A American Depositary Share for the quarter ending 15 September 2015.

The dividend will be payable on 15 September 2015 to holders of record on 28 August 2015.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on 28 August 2015 in order to receive the dividend.

On 15 July 2015, HSBC paid a further coupon on the capital securities of $0.508 per security, a distribution of $45m. No liability is recorded in the financial statements in respect of this coupon payment.

4	Earnings per share

Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m

Profit attributable to shareholders of the parent company	9,618	9,746	3,942
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(383)	(241)	(242)

Profit attributable to ordinary shareholders of the parent company	9,190	9,460	3,655

Basic and diluted earnings per share

	Half-year to 30 June 2015			Half-year to 30 June 2014			Half-year to 31 December 2014
	Profit $m	Number of shares (millions)	Amount per share $	Profit $m	Number of shares (millions)	Amount per share $	Profit $m	Number of shares (millions)	Amount per share $

Basic1	9,190	19,249	0.48	9,460	18,847	0.50	3,655	18,960	0.19
Effect of dilutive potential ordinary shares		68			101			96

Diluted1	9,190	19,317	0.48	9,460	18,948	0.50	3,655	19,056	0.19

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

HSBC HOLDINGS PLC

Additional Information (continued)

5	Net fee income

	Half-year to
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m

Account services	1,383	1,734	1,673
Funds under management	1,310	1,283	1,375
Cards	1,120	1,210	1,250
Credit facilities	989	963	927
Broking income	817	664	707
Unit trusts	595	518	487
Imports/exports	485	558	557
Underwriting	450	536	336
Remittances	387	411	422
Global custody	371	359	367
Insurance agency commission	284	302	214
Other	1,181	1,493	1,199

Fee income	9,372	10,031	9,514
Less: fee expense	(1,647)	(1,854)	(1,734)

Net fee income	7,725	8,177	7,780

6	Loan impairment charges and other credit risk provisions

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Loan impairment charges
– new allowances net of allowance releases	1,797	2,581	2,429
– recoveries of amounts previously written off	(350)	(556)	(399)

	1,447	2,025	2,030

– individually assessed allowances	480	558	1,222
– collectively assessed allowances	967	1,467	808

Releases of impairment allowances of available-for-sale debt securities	(38)	(214)	(105)
Other credit risk provisions	30	30	85

Loan impairment charges and other credit risk provisions	1,439	1,841	2,010

	%	%	%
Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers (annualised)	0.31	0.44	0.43

HSBC HOLDINGS PLC

Additional Information (continued)

7	Segmental analysis

HSBC operates a matrix management structure which includes geographical regions and global businesses. HSBC considers that geographical operating segments represent the most appropriate information for users of the financial statements to best evaluate the nature and financial effects of HSBC’s business activities and the economic environment in which it operates. HSBC’s operating segments are Europe, Asia, Middle East and North Africa, North America and Latin America.

	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net operating income1

Half-year to 30 June 2015
Net operating income	11,469	14,065	1,289	4,126	3,558	(1,564)	32,943
– external	10,974	13,148	1,279	3,979	3,563	–	32,943
– inter-segment	495	917	10	147	(5)	(1,564)	–

Half-year to 30 June 2014
Net operating income	10,873	12,107	1,294	4,067	4,265	(1,439)	31,167
– external	10,335	11,343	1,271	3,948	4,270	–	31,167
– inter-segment	538	764	23	119	(5)	(1,439)	–

Half-year to 31 December 2014
Net operating income	10,698	11,570	1,254	4,085	4,007	(1,533)	30,081
– external	10,115	10,728	1,253	3,989	3,996	–	30,081
– inter-segment	583	842	1	96	11	(1,533)	–

Profit/(loss) before tax

Half-year to:
30 June 2015	2,205	9,400	901	690	432	–	13,628
30 June 2014	2,258	7,894	989	825	374	–	12,340
31 December 2014	(1,662)	6,731	837	592	(158)	–	6,340

Balance sheet information

At 30 June 2015
Total assets	1,236,270	917,489	61,625	411,601	104,203	(159,475)	2,571,713
Total liabilities	1,171,686	842,077	51,745	372,300	91,998	(159,475)	2,370,331

At 30 June 2014
Total assets	1,430,863	874,334	61,289	437,706	125,630	(176,229)	2,753,593
Total liabilities	1,362,091	807,906	51,619	398,776	110,708	(176,229)	2,554,871

At 31 December 2014
Total assets	1,290,926	878,723	62,417	436,859	115,354	(150,140)	2,634,139
Total liabilities	1,223,371	807,998	52,569	398,356	102,007	(150,140)	2,434,161

1	Net operating income before loan impairment charges and other credit risk provisions.

HSBC HOLDINGS PLC

Additional Information (continued)

8	Reconciliation of the difference between reported and adjusted items

Currency translation and significant items

	Half-year to
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m
Revenue1
Reported	32,943	31,167	30,081
Currency translation4		(2,326)	(1,698)
Significant items	(2,171)	615	139
– debit valuation adjustment on derivativecontracts	(165)	155	177
– fair value movements on non-qualifying hedges3	45	322	219
– provisions/(releases) arising from the ongoing review ofcompliance with the ConsumerCreditActinthe UK	(12)	367	265
– gain on the partial sale of shareholding inIndustrial Bank	(1,372)	−	−
– impairment of our investment in Industrial Bank	–	−	271
– own credit spread2	(650)	215	(632)
– (gain)/loss on sale of several tranches of real estate secured accounts in the US	(17)	15	(183)
– loss on sale arising from HSBC Bank Middle East Limited’s disposal of its operationsin Pakistan	–	−	27
– gain on sale of shareholding in Bank of Shanghai	–	(428)	−
– gain on sale arising from HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank(Colombia) S.A. (‘HSBC Colombia’)	–	(18)	−
– reclassification loss in respect of our holding in Vietnam Technological & Commercial JointStock Bank following the loss of significant influence	–	32	−
– trading results – HSBC Colombia	–	(9)	−
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	–	(8)	(5)
– trading results – HSBC Bank Middle East Limited’s banking business in Jordan	–	(28)	−

Adjusted	30,772	29,456	28,522

Loan impairment charges and other credit risk provisions
Reported	(1,439)	(1,841)	(2,010)
Currency translation4		267	285
Significant items	–	2	(2)
– trading results – HSBC Colombia	–	2	−
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	–	−	(2)

Adjusted	(1,439)	(1,572)	(1,727)

Operating expenses
Reported	(19,187)	(18,266)	(22,983)
Currency translation4		1,479	1,287
Significant items	1,545	351	3,044
– restructuring and other related costs	117	82	196
– regulatory provisions in GPB	147	−	65
– UK customer redress programmes	137	234	1,041
– charge in relation to the settlement agreement with the Federal Housing Finance Authority	–	−	550
– settlements and provisions in connection with legal matters	1,144	−	1,187
– trading results – HSBC Colombia	–	9	−
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	–	9	5
– trading results – HSBC Bank Middle East Limited’s banking business in Jordan	–	17	−

Adjusted	(17,642)	(16,436)	(18,652)

Share of profit in associates and joint ventures
Reported	1,311	1,280	1,252
Currency translation4		(6)	(8)

Adjusted	1,311	1,274	1,244

HSBC HOLDINGS PLC

Additional Information (continued)

	Half-year to
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m
Profit before tax
Reported	13,628	12,340	6,340
Currency translation4		(586)	(134)
Significant items	(626)	968	3,181
– revenue	(2,171)	615	139
– loan impairment charges and other credit risk provisions	–	2	(2)
– operating expenses	1,545	351	3,044
– share of profit in associates and joint ventures	–	–	–

Adjusted	13,002	12,722	9,387

1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
2	‘Own credit spread’ includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be	zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.
3	Excludes items where there are substantial offsets in the income statement for the same year.
4	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.

9	Contingent liabilities, contractual commitments and guarantees

	At
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m
Guarantees and contingent liabilities
Guarantees	88,103	87,800	86,385
Other contingent liabilities	297	394	346

	88,400	88,194	86,731

Commitments
Documentary credits and short-term trade-related transactions	11,720	12,986	12,082
Forward asset purchases and forward forward deposits placed	1,174	2,353	823
Undrawn formal standby facilities, credit lines and other commitments to lend	637,558	626,729	638,475

	650,452	642,068	651,380

The above table discloses the nominal principal amounts of commitments, guarantees and other contingent liabilities. Contingent liabilities arising from legal proceedings, regulatory and other matters against the Group are disclosed in Note 19 of the Interim Report 2015 and in this document in Note 10. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. As a significant proportion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Capital Commitments

In addition to the commitments disclosed above, at 30 June 2015 HSBC had $468m (30 June 2014: $513m; 31 December 2014: $656m) of capital commitments contracted but not provided for and $174m (30 June 2014: $232m; 31 December 2014: $101m) of capital commitments authorised but not contracted for.

10	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 29 of the Annual Report and Accounts 2014. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2015 (see Note 17). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International, Inc. (‘Household International’) and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al., filed in August 2002 in the US District Court for the Northern District of Illinois (the ‘Illinois District Court’). The complaint asserted claims under the US Securities Exchange Act and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between July 1999 and October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the court-appointed claims administrator to the Illinois District Court reported that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately $2.2bn. The defendants filed legal challenges regarding the presumption of reliance as to the class and compliance with the claim form requirements, which the Illinois District Court, in September 2012, rejected for the most part. The Illinois District Court directed further proceedings before a court-appointed Special Master to address certain claims submission issues.

In October 2013, the Illinois District Court denied the defendants’ additional post-trial motions for judgement as a matter of law or, in the alternative, for a new trial, and granted plaintiffs’ motions for a partial final judgement and awarded pre-judgement interest at the prime rate, compounded annually. Subsequently, in October 2013, the Illinois District Court entered a partial final judgement against the defendants in the amount of approximately $2.5bn (including pre-judgement interest).

In addition to the partial judgement that has been entered, there also remain approximately $625m in claims, prior to imposition of pre-judgement interest, that still are subject to objections that have not yet been ruled upon by the Illinois District Court.

The defendants filed a Notice of Appeal of the partial final judgement, and oral argument was heard by the US Court of Appeals for the Seventh Circuit (the ‘Court of Appeals’) in May 2014. In May 2015, the Court of Appeals issued a decision reversing the partial final judgement of the Illinois District Court and remanding the case for a new trial on loss causation, which ultimately will entail a reassessment of the quantum of damages. In July 2015, the Court of Appeals denied plaintiffs’ petition for a panel rehearing of the decision of the Court of Appeals.

The timing and ultimate resolution of this matter remains highly uncertain, and given the complexity and uncertainties associated with a new trial on loss causation and a reassessment of the quantification of damages, there continues to be a wide range of possible outcomes. Depending on whether and to what extent the plaintiffs are able to demonstrate loss causation, the amount of damages, based upon the claims included in the reversed partial final judgement, and other pending claims and the application of pre-judgement interest on all pending claims, may lie in a range from a relatively insignificant amount to an amount up to or exceeding $3.6bn. A provision has been recognised based on management’s best estimate of probable outflows, but the amount of such provision is not disclosed as it would prejudice seriously the position of HSBC in the resolution of this matter.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff (‘Madoff’) was arrested in December 2008, and ultimately pleaded guilty to running a Ponzi scheme. He has acknowledged, in essence, that while purporting to invest his customers’ money in securities, he in fact never invested in securities and used other customers’ money to fulfil requests to return investments. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC, we have estimated that the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.

US/UK litigation: The Trustee has brought suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The Trustee’s US actions included common law claims, alleging that HSBC aided and abetted Madoff’s fraud and breach of fiduciary duty. Those claims were dismissed on grounds of lack of standing. The Trustee’s remaining US claims seek recovery of prepetition transfers pursuant to US bankruptcy law. The amount of these remaining claims has not been pleaded or determined as against HSBC.

Alpha Prime Fund Ltd (‘Alpha Prime’) and Senator Fund SPC (‘Senator’), co-defendants in the Trustee’s US actions, have brought cross-claims against HSBC. These funds have also sued HSBC in Luxembourg (discussed below).

The Trustee’s English action seeks recovery of unspecified transfers from Madoff Securities to or through HSBC. HSBC has not yet been served with the Trustee’s English action. The Trustee’s deadline for serving the claim has been extended through the third quarter of 2015.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (collectively, ‘Fairfield’), funds whose assets were invested with Madoff Securities, commenced multiple suits in the US and the British Virgin Islands (the ‘BVI’) against fund shareholders, including various HSBC companies that acted as nominees for HSBC clients, seeking restitution of payments made in connection with share redemptions. The US actions brought by Fairfield are stayed pending the outcome of the Fairfield cases in the BVI (discussed below).

In September 2013, the US Court of Appeals for the Second Circuit (‘Court of Appeals’) affirmed the dismissal of purported class action claims against HSBC and others brought by investors in three Madoff-invested funds on grounds of forum non conveniens. The plaintiffs filed petitions for certiorari to the US Supreme Court which were denied in March 2015. In May 2015, plaintiffs filed a motion asking the Court of Appeals to restore their class action claims on the basis of an alleged change of law governing the claims. In June 2015, the Court of Appeals denied plaintiffs’ motion.

In December 2014, three new Madoff-related actions were filed in the US. The first is a purported class action brought in New York federal court by direct investors in Madoff Securities who were holding their investments as of December 2008, asserting various common law claims and seeking to recover damages lost to Madoff Securities’ fraud on account of HSBC’s purported knowledge and alleged furtherance of the fraud. This matter has been stayed pending the outcome of a similar case not involving HSBC. The other two actions were filed by SPV Optimal SUS Ltd (‘SPV OSUS’), the purported assignee of the Madoff Securities-invested company, Optimal Strategic US Equity Ltd. One of these actions was filed in New York state court and the other in New York federal court. In January 2015, SPV OSUS dismissed its federal lawsuit against HSBC. The state court action against HSBC remains pending.

In May 2015, a new action was filed in New York federal court by two investors in Hermes International Fund Limited (‘Hermes’) asserting various common law claims against HSBC and seeking to recover damages lost to Madoff Securities’ fraud. A preliminary conference is scheduled to take place in October 2015.

BVI litigation: Beginning in October 2009, the Fairfield funds, whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the BVI against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC’s private banking business and other clients who invested in the Fairfield funds. The Fairfield funds are seeking restitution of redemption payments made by the funds to defendants on the grounds that they were mistakenly based on inflated net asset values. In April 2014, the UK Privy Council issued a ruling on two preliminary issues in favour of other defendants in the BVI actions, and issued its order in October 2014. A motion was brought by other defendants before the BVI court challenging the Fairfield liquidator’s authorisation to pursue its claims in the US. That motion was heard in March 2015 and judgement is pending.

Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (collectively, ‘Kingate’), funds whose assets were directly or indirectly invested with Madoff Securities, commenced an action in Bermuda against HSBC Bank Bermuda Limited for recovery of funds held in Kingate’s accounts, fees and dividends. This action is currently pending, but is not expected to move forward until there is a resolution as to the Trustee’s separate US actions against Kingate and HSBC Bank Bermuda Limited.

Thema Fund Limited (‘Thema’) and Hermes, funds invested with Madoff Securities, each also brought three actions in Bermuda in 2009. The first set of actions were brought against HSBC Institutional Trust Services (Bermuda) Limited and seek recovery of funds in frozen accounts held at HSBC. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HSBC Bank Bermuda Limited and HSBC Securities Services (Bermuda). There has been little progress in these actions for several years, although in January 2015, Thema and Hermes served notice of intent to proceed in respect of the second set of actions referred to above. A hearing has not yet been scheduled.

Cayman Islands litigation: In February 2013, Primeo Fund, a Cayman Islands-based fund invested in Madoff Securities, brought an action against the fund administrator, Bank of Bermuda (Cayman), and the fund custodian, HSBC Securities Services (Luxembourg) (‘HSSL’), alleging breaches of contract. Primeo Fund claims damages from defendants to compensate it for alleged losses, including loss of profit and any liability to the Trustee. Trial is scheduled to begin in November 2016.

Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in official liquidation since July 2013) commenced action against HSSL before the Luxembourg District Court seeking restitution of all cash and securities Herald purportedly lost because of Madoff Securities’ fraud, or in the alternative, money damages in the same amount. In March 2013, the Luxembourg District Court dismissed Herald’s restitution claim for the return of the securities. Herald’s restitution claim for return of the cash and claim for money damages were reserved. Herald appealed this judgement in May 2013. In May 2015, the Luxembourg Court of Appeal held that Herald must pay security for costs before its claim can be pursued on appeal. Herald filed a request for correction of material errors with respect to the amount of the security, to which HSSL has responded. The parties are awaiting a hearing on Herald’s request. Proceedings on the reserved restitution claim were suspended pending resolution of the appeal.

In October 2009, Alpha Prime commenced an action against HSSL before the Luxembourg District Court, alleging breach of contract and negligence in the appointment of Madoff Securities as a sub-custodian of Alpha Prime’s assets. Alpha Prime was ordered to provide a judicial bond. Alpha Prime requested a stay of these proceedings pending its negotiations with the Trustee in the US proceedings. The matter has been temporarily suspended at Alpha Prime’s request. The parties are awaiting the next hearing date.

In March 2010, Herald (Lux) SICAV (‘Herald (Lux)’) (in official liquidation since April 2009) commenced an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages in the alternative. Herald (Lux) has also requested the restitution of fees paid to HSSL as custodian and service agent of the fund. The next preliminary hearing is scheduled to take place in September 2015.

In December 2014, Senator commenced an action against HSSL before the Luxembourg District Court, seeking the restitution of securities held as of the latest net asset value statement from November 2008, or in the alternative, money damages. The matter has been temporarily suspended at Senator’s request. The parties are awaiting the next hearing date.

In April 2015, Senator commenced an action against the Luxembourg branch of HSBC Bank plc before the Luxembourg District Court asserting identical claims to those asserted in Senator’s action against HSSL. This action is at an early stage.

HSSL has been sued in various actions by shareholders in the Primeo Select Fund, Herald, Herald (Lux), and Hermes. These actions are in different stages, most of which have been dismissed, suspended or postponed.

Ireland litigation: In November 2013, Defender Limited, a fund invested with Madoff securities, commenced an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’), alleging breach of the custodian agreement and claiming damages and indemnification for claims against Defender Limited for fund losses. The action also includes four non-HSBC parties, who served as directors and investment managers to Defender Limited. This matter is ongoing.

In July 2013 and December 2013, settlements were reached in respect of claims filed against HTIE in the Irish High Court by Thema International Fund plc (‘Thema International’) and Alternative Advantage Plc (‘AA’), respectively. Two actions by individual Thema International shareholders against HTIE and Thema International remain active. A hearing on preliminary matters relating to the plaintiffs’ entitlement to bring the actions is scheduled to take place in December 2015.

In December 2014, a new proceeding against HTIE and HSBC Securities Services (Ireland) Limited was brought by SPV OSUS, alleging breach of the custodian agreement and claiming damages and indemnification for fund losses.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. Based upon the information currently available, management’s estimate of possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $800m. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.

US mortgage-related investigations

HIGHLY RESTRICTED
In April 2011, following completion of a broad horizontal review of industry residential mortgage foreclosure practices, HSBC Bank USA N.A. (‘HSBC Bank USA’) entered into a consent cease-and-desist order with the Office of the Comptroller of the Currency (the ‘OCC’). HSBC Finance Corporation (‘HSBC Finance’) and HSBC North America Holdings Inc. (‘HNAH’) also entered into a similar consent order with the Federal Reserve Board (the ‘FRB’) (together with the OCC order, the ‘Servicing Consent Orders’). The Servicing Consent Orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the FRB to align their processes with the requirements of the consent orders and are implementing operational changes as required. In June 2015, HSBC Bank USA entered into an amendment to the OCC order (‘Amended OCC Order’) setting forth, inter alia, that HSBC Bank USA is not yet in compliance with all requirements of the OCC order and imposing business restrictions related to residential mortgage servicing. The business restrictions, which include a prohibition against the bulk acquisition of residential mortgage servicing or residential mortgage servicing rights and a requirement to seek OCC supervisory non-objection to outsource any residential mortgage servicing activities that are not already outsourced as of the date of the Amended OCC Order, will remain in place until the OCC order is terminated. A failure to satisfy all requirements of the OCC order may result in a variety of regulatory consequences for HSBC Bank USA, including the imposition of civil money penalties.

Pursuant to the Servicing Consent Orders, an independent consultant was retained to conduct an independent review of foreclosures pending or completed between January 2009 and December 2010 (the ‘Independent Foreclosure Review’) to determine if any borrower was financially injured as a result of an error in the foreclosure process. In February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the FRB (together, the ‘IFR Settlement Agreements’), pursuant to which the Independent Foreclosure Review was replaced by a broader framework under which HSBC and 12 other participating servicers agreed to provide, in the aggregate, over $9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH made a cash payment of $96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, is providing other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind-down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (the ‘DoJ’) or state Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreements are fulfilled. The OCC’s agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. The FRB has agreed that any assessment of civil money penalties by the FRB will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. The IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlements related to the Independent Foreclosure Review discussed above, in February 2012, five of the largest US mortgage servicers (not including any HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and state Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following the February 2012 settlement, these government agencies initiated discussions with other mortgage industry servicers, including HSBC, HSBC Bank USA, HSBC Finance and HNAH, and discussions have been held with US bank regulators and other governmental agencies regarding a potential resolution. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, bank regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices including, but not limited to, matters relating to the securitisation of mortgages for investors. These practices have in the past resulted in private litigation, and such a settlement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). From 2005 to 2007, HSBC Bank USA purchased and sold $24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately $5.5bn as at 30 June 2015.

HIGHLY RESTRICTED
Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants’ rights. While HSBC believes and continues to maintain that the obligations at issue and any related liabilities are properly those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.

Between June and December 2014, a number of lawsuits were filed in state and federal court in New York against HSBC Bank USA as trustee of over 250 mortgage securitisation trusts. These lawsuits are brought derivatively on behalf of the trusts by a class of investors including, amongst others, BlackRock and PIMCO funds. Similar lawsuits were filed simultaneously against other non-HSBC financial institutions that served as mortgage securitisation pool trustees. The complaints against HSBC Bank USA allege that the trusts have sustained losses in collateral value of over $34bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duties, negligence, breach of contract and breach of the common law duty of trust. HSBC filed a motion to dismiss three of these lawsuits in January 2015, which was unsuccessful.

Various HSBC companies have also been named as defendants in a number of actions in connection with residential mortgage-backed securities (‘RMBS’) offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. In June 2015, HSBC’s motion to dismiss in one of these actions was granted in its entirety.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (an indirect subsidiary of HSBC Finance) have been named as defendants in various mortgage loan repurchase actions brought by trustees of securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase totalling at least $1bn. Motions to dismiss have been filed in two of these actions. In respect of one of these actions, the motion to dismiss was denied and a trial is scheduled to take place in February 2016. The other motion to dismiss remains pending. In addition to actions brought by trustees of securitisation trusts, HSBC Bank USA and Decision One Mortgage Company LLC have been named as defendants in two separate actions filed by Residential Funding Company LLC (‘RFC’), a mortgage loan purchase counterparty. These actions seek unspecified damages in relation to alleged losses suffered by RFC as a result of approximately 25,000 mortgage loans purchased from HSBC between 1986-2007. These actions are at an early stage.

Since 2010, various HSBC entities have received subpoenas and requests for information from US authorities seeking the production of documents and information regarding HSBC’s involvement, and the involvement of its affiliates, in particular private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC continues to cooperate with these US authorities. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HASCO, HSI, HSI Asset Loan Obligation, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One Mortgage Company LLC, received a subpoena from the US Attorney’s Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act, concerning the origination, financing, purchase, securitisation and servicing of subprime and non-subprime residential mortgages. This matter is at an early stage and HSBC is cooperating fully.

HSBC expects the focus on mortgage securitisations to continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market, either as a member of a group or individually.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of these private lawsuits. Any liabilities that might arise as a result of the claims in these actions could, however, be significant.

Anti-money laundering and sanctions-related matters

In October 2010, HSBC Bank USA entered into a consent cease-and-desist order with the OCC, and HNAH entered into a consent cease-and-desist order with the FRB (the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including risk management related to US Bank Secrecy Act (the ‘BSA’) and anti-money laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of the Orders.

In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney’s Office for the Eastern District of New York, and the US Attorney’s Office for the Northern District of West Virginia (the ‘US DPA’); HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the ‘DANY DPA’); and HSBC Holdings consented to a cease-and-desist order and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. In addition, HSBC Bank USA entered into a civil money penalty order with a bureau of the US Treasury Department known as the Financial Crimes Enforcement Network (‘FinCEN’) and a separate civil money penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities and are continuing to comply with ongoing obligations. In July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of that agreement. Under the agreements with the DoJ, FCA, and FRB, an independent monitor (who is, for FCA purposes, a ‘skilled person’ under Section 166 of the Financial Services and Markets Act) is evaluating and regularly assessing the effectiveness of HSBC’s AML and sanctions compliance function and HSBC’s progress in implementing its remedial obligations under the agreements.

HSBC Holdings has fulfilled all of the requirements imposed by the DANY DPA, which expired by its terms at the end of the two-year period of that agreement in December 2014. If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DoJ charges against those entities will be dismissed at the end of the five-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to any matters that are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA.

HSBC Bank USA also entered into a separate consent order with the OCC, requiring it to correct the circumstances and conditions as noted in the OCC’s then most recent report of examination, and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise-wide compliance programme.

These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC’s compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York State Supreme Court against certain current and former directors and officers of those HSBC companies (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. Plaintiff filed an amended complaint in February 2015. In March 2015, the Nominal Corporate Defendants moved to dismiss the action, and the Individual Defendants who had been served also responded to the complaint. The motion was fully briefed in May 2015. Oral argument is scheduled to take place in August 2015.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned subsidiary, HSBC Bank Canada, relating to HSBC’s compliance with BSA, AML, sanctions and other laws.

In November 2014, a complaint was filed in the US District Court for the Eastern District of New York on behalf of representatives of US persons killed or injured in Iraq between April 2004 and November 2011. The complaint was filed against HSBC Holdings, HSBC Bank plc, HSBC Bank USA and HSBC Bank Middle East, as well as other non-HSBC banks and the Islamic Republic of Iran (together, the ‘Defendants’). The plaintiffs allege that defendants conspired to violate the US Anti-Terrorism Act, by altering or falsifying payment messages involving Iran, Iranian parties and Iranian banks for transactions processed through the US. Plaintiffs filed an amended complaint in April 2015. Defendants filed a motion to dismiss in May 2015. The motion will be fully briefed in August 2015.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing or any possible impact on HSBC, which could be significant.

Tax-related investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting obligations. In connection with these investigations, HSBC Private Bank (Suisse) SA (‘HSBC Swiss Private Bank’), with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had previously been authorised. The DoJ has requested additional information from HSBC Swiss Private Bank and other Swiss banks regarding the transfer of assets to and from US person-related accounts and employees who serviced those accounts. HSBC Swiss Private Bank is preparing this data, in a manner consistent with Swiss law.

Other HSBC companies have received subpoenas and requests for information from US and other authorities, including with respect to US-based clients of an HSBC company in India.

In addition, various tax administration, regulatory and law enforcement authorities around the world, including in Belgium, France, Argentina and India, are conducting investigations and reviews of HSBC Swiss Private Bank in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation. HSBC Swiss Private Bank has been placed under formal criminal examination by magistrates in both Belgium and France. In February 2015, HSBC was informed that the French magistrates are of the view that they have completed their investigation with respect to HSBC Swiss Private Bank and have referred the matter to the public prosecutor for a recommendation on any potential charges to be brought, whilst reserving the right to continue investigating other conduct at HSBC. In April 2015, HSBC Holdings was informed that it has been placed under formal criminal investigation by the French magistrates in connection with the conduct of HSBC Swiss Private Bank in 2006 and 2007 for alleged tax offences, and a €1bn bail was imposed. HSBC Holdings appealed the magistrates’ decision and, in June 2015, bail was reduced to €100m. The ultimate financial impact could differ significantly from the bail amount of €100m. In Argentina, in November 2014, the Argentine tax authority filed a complaint alleging an unlawful association between HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain current and former HSBC officers, which allegedly enabled HSBC customers to evade Argentine tax obligations. In February 2015, a public prosecutor in Switzerland commenced an investigation of HSBC Swiss Private Bank, and the Indian tax authority issued a summons and request for information to an HSBC company in India. In June 2015, the public prosecutor’s investigation in Switzerland was closed.

With respect to each of these ongoing matters, HSBC is cooperating with the relevant authorities. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews, which could be significant.

In light of the recent media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU, Switzerland and elsewhere, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates (‘Libor’), European interbank offered rates (‘Euribor’) and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

In December 2013, the European Commission (the ‘Commission’) announced that it had imposed fines on eight financial institutions under its cartel settlement procedure for their participation in illegal activity related to euro interest rate derivatives and/or yen interest rate derivatives. Although HSBC was not one of the financial institutions fined, the Commission announced that it had opened proceedings against HSBC in connection with its Euribor-related investigation of euro interest rate derivatives only. This investigation will continue under the standard Commission cartel procedure. In May 2014, HSBC received a Statement of Objections from the Commission, alleging anti-competitive practices in connection with the pricing of euro interest rate derivatives. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC responded to the Commission’s Statement of Objections in March 2015. The hearing before the Commission took place in June 2015.

In addition, HSBC and other US dollar Libor panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘CEA’), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

In March 2013, the New York District Court overseeing the consolidated proceedings related to US dollar Libor issued a decision in the six oldest actions, dismissing the plaintiffs’ federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs appealed the New York District Court’s decision to the US Court of Appeals for the Second Circuit, which later dismissed those appeals. In January 2015, the US Supreme Court reversed the Court of Appeals’ decision and remanded the case to the Court of Appeals for consideration of the merits of the plaintiffs’ appeal. Briefing is ongoing in the Court of Appeals.

Other plaintiffs sought to file amended complaints in the New York District Court to assert additional allegations. In June 2014, the New York District Court issued a decision that, amongst other things, denied the plaintiffs’ request for leave to amend their complaints to assert additional theories of Libor manipulation against HSBC and certain non-HSBC banks, but granted leave to assert such manipulation claims against two other banks; and granted defendants’ motion to dismiss certain additional claims under the CEA as barred by the applicable statute of limitations. Proceedings with respect to all other actions in the consolidated proceedings were stayed pending this decision. The stay was lifted in September 2014. Amended complaints were filed in previously stayed non-class actions in October 2014; and amended complaints were filed in several of the previously stayed class actions in November 2014. Motions to dismiss were filed in November 2014 and January 2015, respectively, and remain pending.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate (‘Tibor’). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association’s euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the CEA, and state law. In March 2014, the New York District Court issued an opinion dismissing the plaintiffs’ claims under US antitrust law and state law, but sustaining their claims under the CEA. In June 2014, the plaintiffs moved for leave to file a third amended complaint. That motion was denied in March 2015, except insofar as it granted leave to add certain defendants not affiliated with HSBC and reserving on the question of whether the California State Teachers Retirement System may be added as a plaintiff.

In November 2013, HSBC and other panel banks were also named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the CEA and state law. The plaintiffs filed a second and later third amended complaint in May 2014 and October 2014. The court previously stayed proceedings until May 2015. The court has set a deadline for plaintiffs to file a fourth amended complaint in August 2015, and for defendants to respond in September 2015.

In September and October 2014, HSBC Bank plc and other panel banks were named as defendants in a number of putative class actions that were filed and consolidated in the New York District Court on behalf of persons who transacted in interest rate derivative transactions or purchased or sold financial instruments that were either tied to US dollar International Swaps and Derivatives Association fix (‘ISDAfix’) rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The complaint alleges, amongst other things, misconduct related to these activities in violation of US antitrust laws, the CEA and state law. In October 2014, the plaintiffs filed a consolidated amended complaint, and in February 2015, plaintiffs filed a second consolidated amended complaint replacing HSBC Bank plc with HSBC Bank USA. A motion to dismiss that complaint was filed in April 2015 and remains pending.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of these private lawsuits. Based upon the information currently available, it is possible that any liabilities that might arise as a result of the claims in these actions could be significant.

Foreign exchange rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the US, the EU, Brazil, South Korea and elsewhere, are conducting investigations and reviews into a number of firms, including HSBC, related to trading on the foreign exchange markets. These include a criminal investigation in the US, as well as investigations by the civil competition authorities in the EU, Brazil and South Korea.

HSBC has been cooperating with these ongoing investigations. In May 2015, the DOJ resolved its ongoing investigations against five non-HSBC financial institutions, resulting in four pleading guilty to a criminal charge for collusive efforts to influence foreign exchange benchmark rates and agreeing to pay criminal fines of more than $2.5bn. Additional penalties were imposed by the Board of Governors of the FRB at the same time. HSBC was not a party to these resolutions, and investigations into HSBC by the DOJ, FRB and other authorities around the world continue.

In addition, in late 2013 and early 2014, HSBC Holdings, HSBC Bank plc, HNAH and HSBC Bank USA were named as defendants, amongst other banks, in various putative class actions filed in the New York District Court. In March 2014, the plaintiffs filed a consolidated amended complaint alleging, amongst other things, that defendants conspired to manipulate the WM/ Reuters foreign exchange benchmark rates by sharing customers’ confidential order flow information, thereby injuring plaintiffs and others by forcing them to pay artificial and non-competitive prices for products based on these foreign currency rates (‘the Consolidated Action’). Separate putative class actions were also brought on behalf of non-US plaintiffs (the ‘Foreign Actions’). Defendants moved to dismiss all actions. In January 2015, the court denied defendants’ motion to dismiss as to the Consolidated Action, but granted defendants’ motion to dismiss as to the Foreign Actions. Five additional putative class actions were subsequently filed in the New York District Court making similar allegations on behalf of persons who engaged in foreign exchange futures transactions on a US exchange. An additional putative class action was filed in the New York District Court making similar allegations on behalf of ERISA plan participants, and one was filed in California District Court that is similar to the Consolidated Action. HSBC has not yet responded to the new actions.

As at 30 June 2015, HSBC has recognised a provision in the amount of $1.3bn in respect of these ongoing investigations and other actions. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.

Precious metals fix-related litigation and investigations

Since March 2014, numerous putative class actions have been filed in the US District Courts for the Southern District of New York, the District of New Jersey and the Northern District of California naming HSBC Bank USA, HSBC Bank plc, HSI and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London gold fix in order to reap profits on proprietary trades. These actions have been assigned to and consolidated in the New York District Court. An amended consolidated class action complaint was filed in December 2014, and defendants filed a consolidated response in February 2015. A second consolidated amended complaint was filed in March 2015. Defendants filed a consolidated response in April 2015.

Since July 2014, putative class actions were filed in the US District Court for the Southern District of New York and the Eastern District of New York naming HSBC Holdings, HNAH, HSBC Bank USA, HSBC USA Inc. and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical silver and silver derivatives for their collective benefit in violation of US antitrust laws and the CEA. These actions have been assigned to and consolidated in the New York District Court. An amended consolidated class action complaint was filed in January 2015, and defendants filed a consolidated response in March 2015. Plaintiffs filed a second amended complaint in April 2015. Defendants’ consolidated response was filed in May 2015.

Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court naming HSBC Bank USA and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical Platinum Group Metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the CEA. An amended consolidated class action complaint was filed in April 2015. Defendants’ consolidated response was filed in June 2015.

Various regulators and competition and law enforcement authorities in the US and the EU are conducting investigations and reviews related to HSBC's precious metals operations. In November 2014, the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents relating to a criminal antitrust investigation that the DoJ is conducting in relation to precious metals. In January 2015, the CFTC issued a subpoena to HSBC Bank USA, seeking the production of certain documents related to HSBC Bank USA’s precious metals trading operations. In April 2015, the European Commission issued a request for information seeking certain information related to HSBC's precious metals operations. HSBC is cooperating with the authorities.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC has submitted a response and attended an oral hearing in May 2014. Following the oral hearing, the Commission decided to conduct a further investigation phase before deciding whether or how to proceed with the case. HSBC is cooperating with this further investigation. There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of this matter. The amounts of any fines and/or penalties, however, could be significant.

In addition, HSBC Bank USA, HSBC Holdings and HSBC Bank plc have been named as defendants, amongst others, in numerous putative class actions filed in the New York District Court and the Illinois District Court. These class actions allege that the defendants, which include ISDA, Markit and several other financial institutions, conspired to restrain trade in violation of US antitrust laws by, amongst other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US.

In October 2013, these cases were consolidated in the New York District Court. An amended consolidated complaint was filed in January 2014, naming HSBC Bank USA and HSBC Bank plc as defendants, amongst other non-HSBC defendants. Following the filing of defendants’ initial motions to dismiss in March 2014, plaintiffs filed a second amended consolidated complaint, which defendants also moved to dismiss. In September 2014, the court granted in part and denied in part the defendants’ motion to dismiss. Discovery is in process.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of these private lawsuits. Any liabilities that might arise as a result of the claims in these actions could, however, be significant.

Economic plans: HSBC Bank Brasil S.A.

In the mid-1980s and early 1990s, certain economic plans were introduced by the government of Brazil to reduce escalating inflation. The implementation of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. (‘HSBC Brazil’), alleging, amongst other things, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court (the ‘Supreme Court’). The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court’s final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court (the ‘Superior Civil Court’) is considering matters relating to, amongst other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolutions, including the amount of losses that HSBC Brazil may be liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to $700m, although the upper end of this range is considered unlikely.

Regulatory review of consumer ‘enhancement services products’

HSBC Finance, through its legacy Cards and Retail Services business, offered or participated in the marketing, distribution, or servicing of products, such as identity theft protection and credit monitoring products, that were ancillary to the provision of credit to the consumer. HSBC Finance ceased offering these products by May 2012. The offering and administration of these and other enhancement services products, such as debt protection products, has been the subject of enforcement actions against other institutions by regulators, including the Consumer Financial Protection Bureau, the OCC, and the Federal Deposit Insurance Corporation. Such enforcement actions have resulted in orders to pay restitution to customers and the assessment of penalties in substantial amounts. We have made restitution to certain customers in connection with certain enhancement services products, and we continue to cooperate with our regulators in connection with their ongoing review. In light of the actions that regulators have taken in relation to other non-HSBC credit card issuers regarding their enhancement services products, one or more regulators may order us to pay additional restitution to customers and/or impose civil money penalties or other relief arising from the prior offering and administration of such enhancement services products by HSBC Finance. There is a high degree of uncertainty as to the terms on which this matter will be resolved and the timing of such resolution, including the amount of any additional remediation which may lie in a range from zero to an amount up to $500m.

11	Events after the balance sheet date

On 31 July 2015 we entered into an agreement to sell our entire business in Brazil, comprising HSBC Bank Brasil S.A. – Banco Multiplo and HSBC Servicos e Participacoes Ltda (collectively ‘HSBC Brazil’), to Banco Bradesco S.A. for an all cash consideration of US$5.2bn. The purchase price is subject to adjustments to reflect the net asset value of the businesses at completion. The transaction is subject to regulatory approval and is expected to complete by Q2 2016.

A second interim dividend for the financial year ending 31 December 2015 was declared by the Directors on 3 August 2015, as described in Note 3.

HSBC HOLDINGS PLC

Additional Information (continued)

12	Capital structure

Capital ratios

	At	At	At
	30 June	30 June	31 December
	2015	2014	2014
	%	%	%
CRD IV end point
Common equity tier 1 ratio1	11.6	11.3	11.1

CRD IV transitional
Common equity tier 1 ratio1	11.6	11.2	10.9
Tier 1 ratio	13.4	12.3	12.5
Total capital ratio	16.3	15.4	15.6

Total regulatory capital and risk-weighted assets

	At	At	At
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m
CRD IV end point
Common equity tier 1 capital1	138,080	141,557	135,953

CRD IV transitional
Common equity tier 1 capital1	138,080	140,070	133,200
Additional tier 1 capital	21,346	13,813	19,539
Tier 2 capital	35,684	38,951	37,991

Total regulatory capital	195,110	192,834	190,730

Risk-weighted assets	1,193,154	1,248,572	1,219,765

Estimated leverage ratio

	EU Delegated Act basis at		Basel III 2014 basis at
	30 Jun	31 Dec	30 Jun
	2015	2014	2014
	$bn	$bn	$bn

Exposure measure after regulatory adjustments	2,957	2,953	3,277
Tier 1 capital under CRD IV (end point)	146	142	142
Estimated leverage ratio (end point)	4.9%	4.8%	4.3%

1
From 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios became aligned for HSBC Holdings plc due to the recognition of unrealised gains on investment property and available-for-sale securities.

HSBC HOLDINGS PLC

Additional Information (continued)

Composition of regulatory capital

	At
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m
Common equity tier 1 capital
Shareholders’ equity	167,374	173,453	166,617
– shareholders’ equity per balance sheet1	192,427	190,281	190,447
– foreseeable interim dividend2	(1,942)	(1,671)	(3,362)
– preference share premium	(1,405)	(1,405)	(1,405)
– other equity instruments	(13,991)	(5,851)	(11,532)
– deconsolidation of special purpose entities3	(243)	(686)	(323)
– deconsolidation of insurance entities	(7,472)	(7,215)	(7,208)

Non-controlling interests	3,579	3,792	4,640
– non-controlling interests per balance sheet	8,955	8,441	9,531
– preference share non-controlling interests	(2,106)	(2,153)	(2,127)
– non-controlling interests transferred to tier 2 capital	–	(487)	(473)
– non-controlling interests in deconsolidated subsidiaries	(911)	(824)	(851)
– surplus non-controlling interest disallowed in CET1	(2,359)	(1,185)	(1,440)

Regulatory adjustments to the accounting basis	(2,660)	(1,072)	(3,556)
– own credit spread4	184	1,314	767
– debit valuation adjustment	(318)	(354)	(197)
– defined benefit pension fund adjustment	(2,583)	(2,301)	(4,069)
– cash flow hedging reserve	57	269	(57)

Deductions	(30,213)	(34,616)	(31,748)
– goodwill and intangible assets	(21,397)	(24,752)	(22,475)
– deferred tax assets that rely on future profitability (excludes those arising from temporary differences)	(859)	(945)	(1,036)
– additional valuation adjustment (referred to as PVA)	(1,177)	(1,688)	(1,341)
– investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives and index stock)	(990)	(904)	(1,083)
– negative amounts resulting from the calculation of expected loss amounts	(5,790)	(6,327)	(5,813)

Common equity tier 1 capital on an end point basis	138,080	141,557	135,953

Tier 1 and tier 2 capital on a transitional basis
Common equity tier 1 capital on an end point basis	138,080	141,557	135,953
Transitional adjustments	–	(1,487)	(2,753)
– unrealised gains arising from revaluation of property	–	(1,346)	(1,375)
– unrealised gains in available-for-sale debt and equities	–	(141)	(1,378)

Common equity tier 1 capital on a transitional basis	138,080	140,070	133,200

Other tier 1 capital before deductions	21,449	13,977	19,687
– preference share premium	1,015	1,160	1,160
– preference share non-controlling interests	1,711	1,955	1,955
– allowable non-controlling interest in AT1	1,456	635	884
– hybrid capital securities	17,267	10,227	15,688

Deductions	(103)	(164)	(148)
– unconsolidated investments5	(103)	(164)	(148)

Tier 1 capital on a transitional basis	159,426	153,883	152,739

Tier 2 capital on a transitional basis
Total qualifying tier 2 capital before deductions	35,924	39,197	38,213
– allowable non-controlling interest in tier 2	8	47	99
– perpetual subordinated debt	1,941	2,218	2,218
– term subordinated debt	33,975	36,692	35,656
– non-controlling interests in tier 2 capital	–	240	240

Total deductions other than from tier 1 capital	(240)	(246)	(222)
– unconsolidated investments5	(240)	(246)	(222)

Total regulatory capital on a transitional basis	195,110	192,834	190,730

1	Includes externally verified profits for the half-year to 30 June 2015.
2	This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.
3	Mainly comprises unrealised gains/losses in available-for-sale debt securities related to SPEs.
4	Includes own credit spread on trading liabilities.
5	Mainly comprise investments in insurance entities.

Reconciliation of regulatory capital from transitional basis to an estimated CRD IV end point basis

	At	At	At
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m

Common equity tier 1 capital on a transitional basis	138,080	140,070	133,200
Unrealised gains arising from revaluation of property	–	1,346	1,375
Unrealised gains in available-for-sale debt and equities	–	141	1,378

Common equity tier 1 capital on an end point basis	138,080	141,557	135,953

Additional tier 1 capital on a transitional basis	21,346	13,813	19,539
Grandfathered instruments:
Preference share premium	(1,015)	(1,160)	(1,160)
Preference share non-controlling interests	(1,711)	(1,955)	(1,955)
Hybrid capital securities	(9,127)	(10,227)	(10,007)
Transitional provisions:
Allowable non-controlling interest in AT1	(1,282)	(231)	(487)
Unconsolidated investments	103	164	148

Additional tier 1 capital on an end point basis	8,314	404	6,078

Tier 1 capital on an end point basis	146,394	141,961	142,031
Tier 2 capital on a transitional basis	35,684	38,951	37,991
Grandfathered instruments:
Perpetual subordinated debt	(1,941)	(2,218)	(2,218)
Term subordinated debt	(19,033)	(21,513)	(21,513)
Transitional provisions:
Non-controlling interest in tier 2 capital	–	(240)	(240)
Allowable non-controlling interest in tier 2	14	190	396
Unconsolidated investments	(103)	(164)	(148)

Tier 2 capital on an end point basis	14,621	15,006	14,268

Total regulatory capital on an end point basis	161,015	156,967	156,299

13	Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2014 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group’s previous auditors, KPMG Audit plc, has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which KPMG Audit plc drew attention by way of emphasis without qualifying their report; and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2015. The Interim Report 2015 was approved by the Board of Directors on 3 August 2015. The unaudited interim consolidated financial statements have been reviewed by the Company’s auditor, PricewaterhouseCoopers LLP, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2015.

14	Dealings in HSBC Holdings plc listed securities

Except for dealings as intermediaries by HSBC Bank plc which is a member of a European Economic Area (‘EEA’) exchange and The Hongkong and Shanghai Banking Corporation Limited which has direct access to a EEA exchange, neither HSBC Holdings nor any of its subsidiaries purchased, sold or redeemed any of its securities listed on the Stock Exchange of Hong Kong Limited during the six months to 30 June 2015.

HSBC HOLDINGS PLC

Additional Information (continued)

15	Proposed interim dividends for 2015

The Board has adopted a policy of paying quarterly dividends on the ordinary shares, under which it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The timetables for dividends payable on the ordinary shares in respect of 2015 that have not yet been declared are proposed as follows:

	Third interim dividend for 2015	Fourth interim dividend for 2015

Announcement	5 October 2015	22 February 2016
ADSs quoted ex-dividend in New York	21 October 2015	2 March 2016
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	22 October 2015	3 March 2016
Record date in London, Hong Kong, New York, Paris and Bermuda1	23 October 2015	4 March 2016
Payment date	3 December 2015	20 April 2016

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

16	Earnings Release and Final results

An Earnings Release for the three-month period ending 30 September 2015 is expected to be issued on 2 November 2015. The results for the year to 31 December 2015 are expected to be announced on 22 February 2016.

17	Corporate governance codes

HSBC is committed to high standards of corporate governance.

Throughout the six months to 30 June 2015, HSBC Holdings has complied with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council in September 2014 and (ii) the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee is responsible for the oversight of internal control (other than internal controls over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). In the absence of the Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Conduct Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period. All Directors are routinely reminded of their obligations under the code of conduct for transactions in HSBC Group securities.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2014 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes.

The Directors of HSBC Holdings plc as at the date of this announcement are:

Douglas Flint, Stuart Gulliver, Phillip Ameen1, Kathleen Casey1, Safra Catz1, Laura Cha1, Lord Evans of Weardale1, Joachim Faber1, Rona Fairhead1, Sam Laidlaw1, Irene Lee1, John Lipsky1, Rachel Lomax1, Iain Mackay, Heidi Miller1, Marc Moses, Sir Simon Robertson1 and Jonathan Symonds1.

1	Independent non-executive Director.

The Group Audit Committee has reviewed the results for the half-year to 30 June 2015.

18	Interim Report 2015

The Interim Report 2015 will be sent to shareholders on or about 26 August 2015. Copies of the Interim Report 2015 and this Media Release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from Global Publishing Services, HSBC-North America, SC1 Level, 452 Fifth Avenue, New York, NY 10018, USA. The Interim Report 2015 and Media Release may also be downloaded from the HSBC website, www.hsbc.com.

A Chinese translation of the Interim Report 2015 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

The Interim Report 2015 will be available on The Stock Exchange of Hong Kong Limited’s website www.hkex.com.hk.

19	For further information contact:

Media Relations Heidi Ashley Telephone: +44 (0)20 7992 2045	Investor Relations UK Telephone: +44 (0)20 7991 3643
Gareth Hewett Telephone: +852 2822 4929 Robert Sherman Telephone: +1 212 525 6901	HK Telephone: +852 2822 4908 USA Telephone: +1 224 880 8008

HSBC HOLDINGS PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                 Date: 03 August 2015